Delisting Determination,The Nasdaq Stock Market, LLC,
April 9, 2008, Consolidated Mercantile, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Consolildated
Mercantile, Inc. (the Company), effective at the opening of the trading session on April 21, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 4300, based on Staff's determination that the Comany is a public shell, which may be subject to market abuses or other violative conduct detrimential to the interests of the investing public. The Company was notified of the Staffs determinations on March 18, 2008. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the
Staff determination to delist the Company became final on March 27, 2008.